Exhibit 4
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13D to which this Agreement is an exhibit (and any further amendment filed by them) with respect to the shares of Common Stock of Tenby Pharma Inc..
     This agreement may be executed simultaneously in any number of counterparts, all of which together shall constitute one and the same instrument.
Dated: September 25, 2006

/s/ Jay Lichter
Jay Lichter, individually, and as trustee of
the Lichter Family Trust

Dated: September 25, 2006

/s/ Suzanne Lichter
Suzanne Lichter, individually, and as trustee
of the Lichter Family Trust